SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TuSimple Holdings Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

90089L108

(CUSIP Number)

Mo Chen

3282 King Edward Ave. W

Vancouver, BC V6L 1 V7, Canada

+1(619)916-3144

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90089L108	Page 2 of 8 Pages

1	Name of Reporting Person Gray Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,000,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(2) (or 26.7%(3) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited.
(2)

The beneficial ownership percentage is calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 26.7% of the total outstanding voting power, calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. 90089L108	Page 3 of 8 Pages

1	Name of Reporting Person Mo Star LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,000,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(2) (or 26.7%(3) of the aggregate voting power)
14	Type of Reporting Person OO – Limited Liability Company

(1)	Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited, which is wholly owned by Mo Star LLC.
(2)

The beneficial ownership percentage is calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 26.7% of the total outstanding voting power, calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. 90089L108	Page 4 of 8 Pages

1	Name of Reporting Person THC International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.04%(2) (or 0.02%(3) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 75,000 shares of Class A common stock held by THC International Limited.
(2)

The beneficial ownership percentage is calculated based on 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 0.02% of the total outstanding voting power, calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. 90089L108	Page 5 of 8 Pages

1	Name of Reporting Person Brown Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,292,314 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,292,314 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,292,314 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%(2) (or 1.4%(2) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited.
(2)

The beneficial ownership percentage is calculated based on 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 1.4% of the total outstanding voting power, calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. 90089L108	Page 6 of 8 Pages

1	Name of Reporting Person Mo Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,367,314 (1)
	8	Shared Voting Power 25,367,314 (2)
	9	Sole Dispositive Power 18,367,314 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,734,628 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.8%(3) (or 57.9%(4) of the aggregate voting power)
14	Type of Reporting Person IN

(1)

Represents (i) 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited, (ii) 75,000 shares of Class A common stock held by THC International Limited, and (iii) 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited. Each of Brown Jade Holding Limited and THC International Limited is beneficially owned by Mo Chen. Gray Jade Holding Limited is wholly owned by Mo Star LLC, which is wholly owned by The Chen Family Trust with Mo Chen as the trustee. Each Class B common stock is convertible into one Class A common stock at the option of the holder at any time.

(2)

Represents (i) 13,367,314 shares of Class A common stock held by White Marble LLC and (ii) 12,000,000 shares of Class B common stock held by White Marble International Limited (together with White Marble LLC, the “White Marble Entities”), which are subject to the Voting Arrangement, as defined below.

(3)

The beneficial ownership percentage is calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(4)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 57.9% of the total outstanding voting power, calculated based on (i) 208,618,399 shares of Class A common stock of the Issuer issued and outstanding as of October 28, 2024, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. 90089L108	Page 7 of 8 Pages

Explanatory Note: This Amendment No.3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on November 15, 2022 and as amended by Amendment No. 1 and Amendment No. 2 on Schedule 13D filed by the Reporting Persons on January 17, 2024 and April 9, 2024, respectively (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D. The Reporting Persons are voluntarily filing this report, as the Issuer previously filed a Form 15 with the U.S. Securities and Exchange Commission on February 8, 2024 in connection with the Company’s termination and suspension of its registration and reporting obligations, respectively.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended as below:

All of the reported shares held by Gray Jade, Mo Star, THC, Brown Jade and Mo Chen were acquired by each Reporting Person prior to the Issuer’s initial public offering on April 14, 2021, as disclosed in the Issuer’s prospectus dated April 14, 2021.

On November 9, 2022, White Marble LLC, White Marble International Limited (collectively, the “White Marble Entities”) and Mr. Chen entered into a voting agreement (the “Voting Agreement”) and an irrevocable proxy and power of attorney (the “Irrevocable Proxy”). Pursuant to the Voting Agreement, the White Marble Entities agreed to vote all shares of common stock of the Issuer they beneficially own and may from time to time acquire beneficial ownership over (the “Subject Shares”) as directed by Mr. Chen (the “Voting Arrangement”). The Irrevocable Proxy authorized Mr. Chen to exercise the voting rights represented by the Subject Shares on a bona fide and irrevocable basis. The Voting Agreement shall remain in full force and effect until the mutual agreement of the parties thereto, and the Irrevocable Proxy shall terminate upon the earlier to occur of (i) the two year anniversary of the date thereof and (ii) mutual agreement of the parties thereto in writing to terminate it. On November 9, 2024, the Irrevocable Proxy terminated pursuant to its terms. However, the Voting Agreement, and the Voting Arrangement thereunder, remain in full force and effect. As such, the White Marble Entities must vote all the Subject Shares and take all actions as directed by Mr. Chen, even though the Irrevocable Proxy as a method of carrying out the Voting Arrangement via Mr. Chen acting as an attorney-in-fact has ended.

The foregoing description of each of the Voting Agreement and the Irrevocable Proxy does not purport to be complete and is qualified in its entirety by reference to, respectively, the complete text of the Voting Agreement, which is attached to this Schedule 13D as Exhibit 99.2 and incorporated by reference, and the complete text of the Irrevocable Proxy, which is attached to this Schedule 13D as Exhibit 99.3 and incorporated by reference.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented to add the following before the last paragraph:

On November 9, 2024, the Irrevocable Proxy expired upon the two-year anniversary of the date thereof pursuant to its terms. The Voting Agreement, and the Voting Arrangement thereunder, remain in full force and effect unless and until terminated by mutual agreement, and therefore, the White Marble Entities must vote all the Subject Shares and take all actions as directed by Mr. Chen, even though the Irrevocable Proxy as a method of carrying out the Voting Arrangement via Mr. Chen acting as an attorney-in-fact has ended. As a result of the Voting Arrangement, Mr. Chen controls approximately 57.9% of the Issuer’s voting power, consisting of (i) 6,292,314 shares of Class A Common Stock held by Brown Jade, (ii) 75,000 shares of Class A Common Stock held by THC, (iii) 12,000,000 shares of Class B common stock, $0.0001 par value per share, of the Issuer (the “Class B Common Stock”) held by Gray Jade, (iv) 13,367,314 shares of Class A Common Stock held by White Marble LLC and (v) 12,000,000 shares of Class B Common Stock held by White Marble International Limited. Each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned is calculated based on (i) 208,618,399 shares of Class A Common Stock issued and outstanding as of October 28, 2024, and (ii) 24,000,000 shares of Class B Common Stock issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Persons. As a result, Mr. Chen has the ability to control the outcome of matters submitted to the Issuer’s stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of the Issuer’s assets. In addition, Mr. Chen may be deemed to control the Issuer’s affairs as a result of his ability to control the election of directors to the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of Schedule 13D is hereby amended as follows:

Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

As each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes, the voting power of the stock beneficially owned represented approximately 57.9% of the total outstanding voting power of the Issuer, calculated based on (i) 208,618,399 shares of Class A Common Stock issued and outstanding as of October 28, 2024, and (ii) 24,000,000 shares of Class B Common Stock issued and outstanding as of October 28, 2024, as disclosed by the Issuer to the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Gray Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Star LLC	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

THC International Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Brown Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Chen		/s/ Mo Chen